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                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                     the Securities and Exchange Act of 1934

For the month of May, 2003

          API ELECTRONICS GROUP INC. (Formerly: Investorlinks.com Inc.)
--------------------------------------------------------------------------------
                 (Translation of registrant's name into English)


            505 University Ave., Suite 1400, Toronto, Ontario M5G 1X3
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                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover form 20-F or Form 40-F:

             Form 20-F X                        Form 40-F
                      ---                                 ---

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2b under the Securities Exchange Act of 1934:

                Yes:                            No: X
                    ---                            ---
If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________________

Relevant Event dated May 14, 2003.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                   API ELECTRONICS GROUP INC.

                                   (Formerly Investorlinks.com Inc.)

Date:  May 15, 2003                By: /s/  Jason DeZwirek
       ------------                   --------------------------------------
                                   Jason DeZwirek, Chairman of the Board,
                                   Executive V.P., Secretary and Director

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                                     FORM 27
                            Securities Act (Ontario)

              MATERIAL CHANGE REPORT UNDER SECTION 75(2) OF THE ACT

1.   Reporting Issuer:

     API Electronics Group Inc.
     505 University Avenue
     Suite 1400
     Toronto, Ontario
     M5G 1X3

2.   Date of Material Change:

     May 13, 2003

3.   Publication of Material Change:

     Press Release issued on May 13, 2003.

4.   Summary of Material Change:

     See paragraph 5 below.

5.   Full Description of Material Change:

     API Electronics Group Inc. ("API") reported increased revenues for the first 2 months of its fiscal fourth quarter of US$1,895,230, and revenues to date in its 2003 fiscal year to US$7,419,053. API also reported defense orders at its subsidiary, API Electronics Inc., are up 120% to US$ 585,267 for the period January through April, 2003, compared to US$265,852 in the same period in fiscal 2002. Also, API reviewed recent developments in orders booked during fiscal year 2003. API has a May 31 year-end.

6.   Senior Officer:

     Jason DeZwirek
     Chairman
     Telephone: 416-593-3000

     I, Jason DeZwirek, Chairman, certify that the foregoing accurately discloses the material change referred to herein.

     Signed at Toronto, Ontario this 14th day of May, 2003.

                                            "Jason DeZwirek"
                                            ------------------------------------
                                            Jason DeZwirek, Chairman
                                            API Electronics Group Inc.

IT IS AN OFFENCE FOR A PERSON TO MAKE A STATEMENT IN A DOCUMENT REQUIRED TO BE FILED OR FURNISHED UNDER THE ACT OR THIS REGULATION THAT, AT THE TIME AND IN THE LIGHT OF THE CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION.

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                                                          [GRAPHIC APPEARS HERE]


                  API ELECTRONICS ANNOUNCES FISCAL YEAR-TO-DATE
                             REVENUES OF $7,419,053

                       Sharp rise in defense sector sales

NEW YORK, May 13, 2003 - API Electronics Group Inc. (OTCBB: APIEF) today announced that it has shipped US$1,895,230 in orders for the first two months of its fiscal fourth quarter. This brings revenues to date for the 2003 fiscal year to $7,419,053.

Defense orders at subsidiary API Electronics Inc. are up 120% to $585,267 for the period January through April, 2003, compared to $265,852 for the same period in 2002.

"API has clearly made tremendous inroads in the defense market and this is being reflected from quarter to quarter in our bottom line," said Tom Mills, President and COO of API Electronics. "As well, our new status as an ISO certified company is expected to further increase our booked and shipped orders for government and corporate clients."

Recent Developments:

     . API received multiple orders from an undisclosed global defense contractor. Current open orders from this company are valued at $2,000,000 and shipments have begun.

     . Received multiple orders for Filtran transformers and filters from the Brazilian division of a global specialist in energy and transport infrastructure. The orders, to be filled by September, have a total value of over $190,000 and will be used for safety-critical applications in railway switching and signalling equipment.

     . Achieved International Organization for Standardization (ISO) 9001:2000 certification, serving as added recognition of the company's commitment to quality products and services.

     . Was awarded a $2,102,638 contract to supply two Stabilized Glide Slope Indicator systems for use on Navy ships being constructed by National Steel and Shipbuilding Company, one of the largest new construction shipyards in the United States and a wholly owned subsidiary of General Dynamics (NYSE: GD).

ABOUT API ELECTRONICS:

API Electronics Group Inc., through its wholly owned subsidiaries API Electronics Inc., Filtran Group and TM Systems, is engaged in the manufacture of electronic components and systems for the defense and communications industries. API and its subsidiaries have been providing top of the line parts to numerous global producers of military hardware, telecommunications equipment, computer peripherals, process control equipment and instrumentation for a combined total of over 50 years. API's TM Systems subsidiary has been in business for over 30 years and provides critical systems to

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                                                          [GRAPHIC APPEARS HERE]


various U.S. government departments, including the United States Navy, as well as numerous domestic and foreign commercial corporations. With a growing list of blue chip customers, including Honeywell/Allied Signal, General Dynamics, Lockheed Martin and numerous other top technology-based firms around the world, API regularly ships off-the-shelf and custom designed products to clients in more than 34 countries. API owns state-of-the-art manufacturing and technology centers in New York State, Connecticut and Ontario, Canada totaling 51,000 square feet. The company also has manufacturing capabilities in China and a distribution center in Britain. Filtran and API Electronics are ISO 9001 registered companies. API Electronics trades on the OTC Bulletin Board under the symbol APIEF. For further information about Filtran Group and API Electronics, please visit the company websites at www.filtran.com and www.apielectronics.com.

FOR FURTHER INFORMATION:

Primoris Group
Tel: 1-877-274-0274
api@primorisgroup.com

This press release may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. All forward-looking statements are subject to certain risks, uncertainties and assumptions. These risks and uncertainties, which are more fully described in API's Annual and Quarterly Reports filed with the Securities and Exchange Commission, include changes in market conditions in the industries in which the Company operates. Should one or more of these risks or uncertainties materialize, or should the assumptions prove incorrect, actual results may vary in material aspects from those currently anticipated.